UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              For February 12, 2004

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)._______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                                 -----

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                    PRECISION DRILLING CORPORATION



                                    Per: /s/ Jan M. Campbell
                                         --------------------------------------
                                         Jan M. Campbell
                                         Corporate Secretary




Date:    February 12, 2004

Calgary, Alberta, Canada - February 12, 2004


                         PRECISION DRILLING CORPORATION
                   ANNOUNCES 105% INCREASE IN ANNUAL EARNINGS

Precision Drilling Corporation ("Precision" or the "Corporation") today reports results for the year and quarter ended December 31, 2003. Diluted earnings per share for the year increased 105% to $3.41 compared to $1.66 in 2002. Reflecting the strong activity levels in the Canadian market, fourth quarter diluted earnings per share from continuing operations increased to $1.17 compared to $0.12 last year. Included in earnings from continuing operations for the fourth quarter of 2003 are $3.9 million ($0.05 per share) of charges associated with the write down of operating assets in the Technology Services segment. Losses from discontinued operations amounted to $0.18 per share in the fourth quarter of 2003 bringing net earnings for the period to $0.99 per share.

The review of the business plan for the Technology Services segment was completed in the fourth quarter of 2003. One of the outcomes of this process was the identification of two product lines, namely pressure pumping and completion services carried on by the Fleet Cementers and Polar Completions divisions respectively, as being not core to the segment's ongoing growth initiatives. As a result, a program has been initiated to dispose of these businesses and discussions are being held with interested parties. Results of operations for these businesses along with those of Energy Industries, which was sold effective January 1, 2003, have been classified as results from discontinued operations.

The Canadian market has been the significant driver for Precision's improved results. Sustained high natural gas and crude oil prices combined with favorable weather conditions in Canada have generated a strong business environment. Commodity prices were also relatively high in 2002, however, concern over their sustainment at these high levels have led customers to use a significant portion of their cash flow to strengthen their balance sheets.

Contract Drilling revenue of $290.9 million and operating earnings of $99.2 million increased by 54% and 152% respectively in the fourth quarter of 2003 compared to the same period of 2002. The Canadian drilling and service rig operations saw activity levels increase 46% and 19% respectively. The Canadian drilling fleet achieved 11,631 operating days in the fourth quarter of 2003 and the service rig fleet generated 113,134 operating hours. The heightened activity levels brought increased pricing as drilling revenue per operating day increased by 16% and service revenue per hour increased by 11%.

Precision's international rig fleet grew to 19 at the end of 2003 compared to 16 at the end of 2002. International rig operating days increased by 56% to 1,247 in the fourth quarter of 2003 compared to 2002. Over half of the activity increase came from Mexico where the fleet now numbers 10 rigs with the addition of 3 rigs as part of the Burgos project extension. Activity in Venezuela has also improved with 4 rigs being fully utilized throughout the fourth quarter of 2003. Additional operating days generated by contracts in Asia Pacific and the Middle East rounded out the activity increase. The positive impact of activity increases on the profitability of the international drilling operation was offset somewhat by the devaluation of the US dollar versus the Canadian dollar.

Technology Services revenue increased by $52.3 million or 38% to $189.3 million in the fourth quarter of 2003 compared to 2002. Operating earnings, which included a $3.9 million write down of operating assets, increased by $21.5 million over the same period.

Revenue increased in all regions but two while operating earnings increased in all regions except one. Over half of the segment's revenue increase was generated in Canada where operating activity increased in conjunction with the rise in active drilling rigs which, in turn resulted in pricing improvement for our services. Similarly, US activity rose as the active land rig count increased from 856 in December 2002 to 1,114 in December 2003. The US also experienced rate increases, which combined with renewed focus on cost control, generated significant improvement in profitability. The segment's Mexican operations benefited from the extension of the Burgos project and also from additional contract awards in that country. Business in Latin America improved with the pick up of activity in Venezuela.

The Rental and Production segment saw a 12% increase in revenue and an 86% increase in operating earnings in the fourth quarter of 2003 compared to 2002. Much of the improvement came from the rental operation which had 225,000 equipment rental days compared to 157,000 in 2002, reflecting the strong activity levels in the Canadian market. The plant maintenance business had strong results from its Canadian industrial group, which saw a 17% year over year increase in fourth quarter revenue, and from its mechanical group which continues to experience growth in services provided to the oilsands projects.

Certain statements contained in this press release, including statements which may contain words such as "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances or achievements of Precision to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; political and economic conditions in countries in which Precision does business; the demand for services provided by Precision; changes in laws and regulations, including environmental, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the Securities and Exchange Commission.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

                                                           THREE MONTHS ENDED               YEARS ENDED
                                                              DECEMBER 31                   DECEMBER 31
CDN $000'S, EXCEPT PER SHARE AMOUNTS                      2003           2002           2003           2002
-------------------------------------------------------------------------------------------------------------
                                                      (UNAUDITED)   (Unaudited)
Revenue                                             $   528,697    $   369,649    $ 1,917,933    $ 1,567,506

Expenses:
    Operating                                           341,034        273,882      1,273,434      1,094,846
    General and administrative                           35,585         35,622        136,747        144,466
    Depreciation and amortization                        45,011         35,048        170,788        133,384
        Research and engineering                         11,465          9,584         42,419         34,862
        Foreign exchange                                   (905)           699         (2,565)         4,389
-------------------------------------------------------------------------------------------------------------
                                                        432,190        354,835      1,620,823      1,411,947
-------------------------------------------------------------------------------------------------------------

Operating earnings                                       96,507         14,814        297,110        155,559

Interest                                                  8,298          9,045         35,050         35,123
Dividend income                                              --             --             --            (39)
Loss (gain) on disposal of investments                     (329)           100         (3,355)          (900)
-------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income
    taxes and non-controlling interest                   88,538          5,669        265,415        121,375
Income taxes:
    Current                                              20,546          3,564         59,681         64,762
        Future                                            2,093         (4,849)        12,851        (34,072)
-------------------------------------------------------------------------------------------------------------
                                                         22,639         (1,285)        72,532         30,690
-------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
      non-controlling interest                           65,899          6,954        192,883         90,685

Non-controlling interest                                    912             93          1,752          1,151
-------------------------------------------------------------------------------------------------------------

Earnings from continuing operations                      64,987          6,861        191,131         89,534
Gain on disposal of discontinued operations                  --             --         17,460             --
Discontinued operations                                  (9,842)         2,002        (19,915)         1,731
-------------------------------------------------------------------------------------------------------------

Net earnings                                             55,145          8,863        188,676         91,265
Retained earnings, beginning of period                  753,615        611,221        620,084        528,819
-------------------------------------------------------------------------------------------------------------

Retained earnings, end of period                    $   808,760    $   620,084    $   808,760    $   620,084
=============================================================================================================
Earnings per share from continuing operations:
    Basic                                           $      1.19    $      0.13    $      3.51    $      1.67
    Diluted                                         $      1.17    $      0.12    $      3.46    $      1.63
=============================================================================================================
Earnings per share:
    Basic                                           $      1.01    $      0.16    $      3.47    $      1.70
    Diluted                                         $      0.99    $      0.16    $      3.41    $      1.66
=============================================================================================================

    Common shares outstanding (000's)                    54,846         54,067         54,846         54,067
    Weighted average shares outstanding (000's)          54,769         54,006         54,430         53,702
    Diluted shares outstanding (000's)                   55,578         55,121         55,299         54,815

CONSOLIDATED BALANCE SHEETS

                                                                            DECEMBER 31 December 31
CDN $ 000'S                                                                     2003         2002
---------------------------------------------------------------------------------------------------
ASSETS

Current assets:
    Cash                                                                   $   21,370   $   17,315
    Accounts receivable                                                       544,850      431,331
    Income taxes recoverable                                                       --        8,712
    Inventory                                                                  99,088       92,744
    Assets of discontinued operations                                          21,150       51,725
    -----------------------------------------------------------------------------------------------
                                                                              686,458      601,827

Property, plant and equipment, net of accumulated depreciation              1,588,250    1,457,273
Intangibles, net of accumulated amortization                                   65,262       71,355
Goodwill                                                                      527,443      527,443
Other assets                                                                    8,932       17,443
Assets of discontinued operations                                              32,040       84,674
---------------------------------------------------------------------------------------------------
                                                                           $2,908,385   $2,760,015
===================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
    Bank indebtedness                                                      $  147,909   $   95,321
    Accounts payable and accrued liabilities                                  260,545      257,913
    Income taxes payable                                                        7,373           --
    Current portion of long-term debt                                          17,158       27,098
    Liabilities of discontinued operations                                      5,212       11,239
    -----------------------------------------------------------------------------------------------
                                                                              438,197      391,571

Long-term debt                                                                399,422      514,878
Future income taxes                                                           320,599      311,164
Future income taxes of discontinued operations                                  1,107        7,383
Non-controlling interest                                                        3,771        2,019

Shareholders' equity:
    Share capital                                                             936,529      912,916
    Retained earnings                                                         808,760      620,084
    -----------------------------------------------------------------------------------------------
                                                                            1,745,289    1,533,000

---------------------------------------------------------------------------------------------------
                                                                           $2,908,385   $2,760,015
===================================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOW

                                                          THREE MONTHS ENDED           YEARS ENDED
                                                              DECEMBER 31              DECEMBER 31
--------------------------------------------------------------------------------------------------------
CDN $000's                                                2003         2002         2003        2002
                                                      (Unaudited)   (Unaudited)
Cash provided by (used in):
Operations:
    Earnings from continuing operations               $  64,987    $   6,861    $ 191,131    $  89,534
    Items not affecting cash:
      Depreciation and amortization                      45,011       35,048      170,788      133,384
      Future income taxes                                 2,093       (4,849)      12,851      (34,072)
      Loss (gain) on disposal of investments               (329)         100       (3,355)        (900)
      Amortization of deferred financing costs              321          323        1,286        1,294
      Unrealized foreign exchange gain on
           long-term monetary items                      (2,308)      (2,481)     (16,433)      (2,039)
      Non-controlling interest                              912           93        1,752        1,151
--------------------------------------------------------------------------------------------------------

Funds provided by operations                            110,687       35,095      358,020      188,352
Changes in non-cash working capital balances            (13,939)     (11,505)    (101,146)        (601)
--------------------------------------------------------------------------------------------------------
                                                         96,748       23,590      256,874      187,751

Discontinued operations:
    Funds provided by (used in) discontinued
     operations                                       $  (2,034)   $   4,527    $  (5,692)   $   6,868
    Changes in non-cash working capital balances
        of discontinued operations                        4,294         (399)       7,245        4,604
--------------------------------------------------------------------------------------------------------
                                                          2,260        4,128        1,553       11,472

Investments:
    Business acquisitions, net of cash required              --       (1,544)      (6,800)      (4,594)
    Purchase of property, plant and equipment           (77,489)    (101,431)    (314,921)    (267,794)
    Purchase of intangibles                                  --       (2,049)          (6)      (4,198)
    Proceeds on sale of property, plant and equipment     7,777        6,761       24,423       32,449
    Proceeds on disposal of investments                     386           --       10,966        1,872
    Investments                                            (350)      (5,525)      (1,080)      (5,672)
    Proceeds on disposal of discontinued operations          --           --       67,274           --
--------------------------------------------------------------------------------------------------------
                                                        (69,676)    (103,788)    (220,144)    (247,937)

Financing:
    Increase in long-term debt                            4,288       84,754       85,228      119,380
    Repayment of long-term debt                              --       (9,836)    (145,657)    (102,275)
    Issuance of common shares                             7,349        3,905       23,613       25,756
    Change in bank indebtedness                         (37,869)      (9,554)       2,588        9,937
--------------------------------------------------------------------------------------------------------
                                                        (26,232)      69,269      (34,228)      52,798

Increase (decrease) in cash                               3,100       (6,801)       4,055        4,084
Cash, beginning of period                                18,270       24,116       17,315       13,231
--------------------------------------------------------------------------------------------------------

Cash, end of period                                   $  21,370    $  17,315    $  21,370    $  17,315
========================================================================================================

SEGMENT INFORMATION

THREE MONTHS ENDED DECEMBER 31, 2003          Contract    Technology     Rental and     Corporate
CDN $000's (unaudited)                        Drilling      Services     Production     and Other          Total
------------------------------------------------------------------------------------------------------------------
Revenue                                    $   290,940   $   189,345    $    48,412   $        --    $   528,697
Operating earnings                              99,161          (617)         7,493        (9,530)        96,507
Research and engineering                            --        11,465             --            --         11,465
Depreciation and amortization                   19,491        20,966          3,169         1,385         45,011
Total assets                                 1,423,036     1,257,235        166,300        61,814      2,908,385
Goodwill                                       257,531       241,340         28,572            --        527,443
Capital expenditures*                           36,240        28,939          5,695         6,615         77,489
------------------------------------------------------------------------------------------------------------------

THREE MONTHS ENDED DECEMBER 31, 2002          Contract    Technology     Rental and     Corporate
CDN $000's (unaudited)                        Drilling      Services     Production     and Other          Total
------------------------------------------------------------------------------------------------------------------
Revenue                                    $   189,010   $   137,075    $    43,392   $       172    $   369,649
Operating earnings                              39,365       (22,149)         4,035        (6,437)        14,814
Research and engineering                            --         9,584             --            --          9,584
Depreciation and amortization                   16,097        14,600          3,227         1,124         35,048
Total assets                                 1,312,459     1,127,550        240,842        79,164      2,760,015
Goodwill                                       257,531       241,340         28,572            --        527,443
Capital expenditures*                           21,152        67,763          7,399         7,166        103,480
------------------------------------------------------------------------------------------------------------------

TWELVE MONTHS ENDED DECEMBER 31, 2003         Contract    Technology     Rental and     Corporate
CDN $000's                                    Drilling      Services     Production     and Other          Total
------------------------------------------------------------------------------------------------------------------
Revenue                                    $   992,824   $   714,385    $   210,724   $        --    $1,917,933
Operating earnings                             285,753         4,842         39,350       (32,835)      297,110
Research and engineering                            --        42,419             --            --        42,419
Depreciation and amortization                   77,725        75,578         12,533         4,952       170,788
Total assets                                 1,423,036     1,257,235        166,300        61,814     2,908,385
Goodwill                                       257,531       241,340         28,572            --       527,443
Capital expenditures*                           99,034       177,756         15,158        22,979       314,927
------------------------------------------------------------------------------------------------------------------

TWELVE MONTHS ENDED DECEMBER 31, 2002         Contract    Technology     Rental and     Corporate
CDN $000's                                    Drilling      Services     Production     and Other          Total
------------------------------------------------------------------------------------------------------------------
Revenue                                    $   770,147   $   603,088    $   192,840   $     1,431    $ 1,567,506
Operating earnings                             184,553       (31,733)        30,090       (27,351)       155,559
Research and engineering                            --        34,862             --            --         34,862
Depreciation and amortization                   62,524        53,347         13,159         4,354        133,384
Total assets                                 1,312,459     1,127,550        240,842        79,164      2,760,015
Goodwill                                       257,531       241,340         28,572            --        527,443
Capital expenditures*                           50,686       189,092         22,346         9,868        271,992
------------------------------------------------------------------------------------------------------------------
*    excludes business acquisitions

CANADIAN DRILLING OPERATING STATISTICS

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                        2003                               2002
                                        ---------------------------------------------------------------------
                                                                   Market                             Market
                                           Precision  Industry*    Share %   Precision   Industry*    Share %
                                        ---------------------------------------------------------------------
Number of drilling rigs                          225       660      34.1           226        644      35.1
Number of operating days (spud to release)    42,725   126,457      33.8        31,363     91,958      34.1
Wells drilled                                  8,451    20,694      40.8         6,315     14,920      42.3
Average days per well                            5.1       6.1                     5.0        6.2
Metres drilled (000's)                         8,604    21,802      39.5         6,222     15,708      39.6
Average meters per day                           201       172                     198        171
Average meters per well                        1,018     1,054                     985      1,053
Rig utilization rate (%)                        52.0      53.1                    38.3       39.1

*    Excludes non-CAODC rigs.


A conference call to review the year-end results has been scheduled for 12:00 noon MST on Thursday, February 12, 2004. The conference call dial-in number is 1-800-814-4853.

A live webcast will be accessible at www.precisiondrilling.com.

Precision Drilling Corporation (TSX: PD and PD.U; NYSE: PDS) is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies for the maturing oilfields of the 21st century. With corporate offices in Calgary, Alberta, Canada and Houston, Texas, and research facilities in the U.S. and Europe, Precision employs more than 10,000 people conducting operations in more than 30 countries. Precision is committed to providing efficient and safe services to create value for our customers, our shareholders and our employees.

FOR FURTHER INFORMATION, PLEASE CONTACT DALE E. TREMBLAY, SENIOR VICE PRESIDENT, FINANCE AND CHIEF FINANCIAL OFFICER, 4200, 150 6TH AVENUE S.W., CALGARY, ALBERTA, T2P 3Y7, TELEPHONE: (403) 716-4500, FAX: (403) 264-0251; WEBSITE:
WWW.PRECISIONDRILLING.COM.